Offering Statement for InterGen Data, Inc.

(“InterGen Data,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   InterGen Data, Inc.

   2099 N. Collins Blvd

   Richardson, TX 75080

Eligibility

2. **The following are true for InterGen Data, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Robert Kirk

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/08/2017	Present	InterGen Data, Inc.	Founder & CEO

   ROBERT J. KIRK Chief Executive Officer ("CEO") and Founder A seasoned financial industry expert with over 30 years of experience, Robert J. Kirk serves as the Founder and CEO of InterGen Data, Inc., a company targeting the banking, financial services, insurance, and home healthcare industries through the adoption of its proprietary and patent-pending life stage/life event prediction and analysis data. With an impressive track record in leadership roles such as Chief Information Officer at 1st Global Research & Consulting and Principal Consultant at Mphasis (a Blackstone Company), Rob has consistently demonstrated his ability to drive innovation, streamline operations, and foster strategic partnerships. As a visionary with a strong technology, data, and wealth management background, Rob has led transformative initiatives at companies like Penson Financial Services and Southwest Securities, Inc. Rob has extensive experience and expertise across wealth management, financial services, and clearance and settlement. HONORS (Publications) Jun 2015 Digital Innovation & Regulation – Speaker Oct 2012 Tech Leaders Advisory Board Member Apr 2015 SIFMA – Operations Conference – B/O Speaker Jul 2009 Who's Who in Execs & Professionals Mar 2015 Digital CEM Launch - Speaker Jul 2005 Who's Who in Execs & Professionals Nov 2014 Celent/Mphasis Webinar Speaker Dec 2003 Traders Magazine "Cleared for Takeoff" Oct 2014 Bank & B/D Conference Speaker Oct 1999 Private Asset Management (HF Roundup) Nov 2012 CMO Hurricane – Interviewed/quoted Feb 1996 MoneyWorld Magazine (Sm. Cap Specialist) SECURITY LICENSES PREVIOUSLY HELD Series 7 – General Securities Representative Series 24 – General Securities Principal Series 4 – Options Principal Series 63 – State Blue Sky Registration Series 65 – Registered Investment Adviser CREDENTIALS • UNC Kenan-Flagler Business School Executive Training • Podium Master - Executive Level IV, Media Training Level I EDUCATION • Marist College BA Political Science (Pre-Law), Minor Business Law, ABA Approved Paralegal Certificate LinkedIn: https://www.linkedin.com/in/robert-kirk-6b4a23/

Name
Muriel Petri

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2021	Present	Life.io	President
09/01/2022	04/01/2023	Zinnia	Head of Customer Engagement
	Present	Petri Consulting Group	Founder And CEO
09/01/2024	Present	Intergen Data	Chief Revenue Officer

With extensive experience in strategic marketing and business development, Muriel delivers solutions born out of her deep industry knowledge and marketing expertise. Over the years, Muriel has cultivated a diverse client list ranging from top financial institutions to distribution organizations and startups. In addition to serving her clients, she has stepped into other professional roles, broadening her experiences and strengthening her industry connections. Muriel has successfully exited two insurtechs and led the integration of Life.io into Zinnia as President of Life.io. She started her career with Equitable Life and then served as Vice President and Chief Marketing Officer at MetLife Brokerage and has run her own strategic marketing firm for more than 20 years.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Robert Kirk

Securities:	9,200,000
Class:	Common Stock
Voting Power:	83.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview: InterGen Data, Inc. ("InterGen Data") is an AI-driven company that predicts and analyzes major life events. Our unique algorithms are designed to forecast potential life events and their financial implications. We utilize a data-as-a-subscription ("DaaS") and Service Bureau Model ("SBM") to offer insights to financial firms, healthcare providers, and insurers, helping them identify risks, coverage gaps, and revenue opportunities. Mission: "Empowering Lives Through Intelligent Insights." InterGen Data leverages AI and data analytics to offer financial and health life event predictions, aiming to enhance economic well-being and life quality. Core Values: InterGen Data emphasizes innovation, trust, customer focus, collaboration, sustainability, excellence, transparency, and accountability. Objectives: Short-term goals include product enhancement, market expansion, forging strategic partnerships, improving operational efficiency, and talent acquisition. Long-term aspirations involve achieving industry leadership, diversifying product offerings, achieving sustainable growth, engaging with communities, and becoming an innovation hub. Vision: InterGen Data envisions being a top AI-driven life event prediction data provider across various sectors. We aim to offer actionable insights, enabling businesses to optimize their offerings and decision-making processes. Leadership Team: Robert Kirk: CEO and Founder with 30+ years in finance. Brian Foley: SVP, Sales Engineer, and Co-Founder with a background in insurance and finance. Will Binns: SVP, CTO, and Co-Founder, a technology expert. Mary Kotzman: SVP and COO with a focus on operations and compliance. Dan Doggendorf: VP, vCISO, a cybersecurity expert. Macario Alvarado: VP, Global Systems Administrator with 20 years in systems administration. Alan Chin: VP of Business Development, APAC with 20 years in finance and tech. Target Audience: InterGen Data targets financial institutions, healthcare providers, individual consumers, businesses, tech companies, government bodies, and research institutions. Unique Attributes: The Company plans to offer deep generational insights, adaptive AI learning, and holistic financial wellness solutions. Roadmap: InterGen Data's roadmap spans across sectors like insurance, banking, financial services, and home healthcare. We focus on product enhancement, strategic partnerships, market expansion, and technological advancements. Monetization: InterGen's data-as-a-subscription ("DaaS") model starts at $1/month for individual users and its Service Bureau Model ("SBM") for companies provides annual licenses starting at $100k/year. Customer Outreach

Plans: InterGen Data plans to employ a multi-faceted approach to reach its customers. This includes targeted digital marketing campaigns, participation in industry conferences and events, and forging partnerships with industry leaders. We also plan to leverage customer testimonials and case studies to showcase our value proposition and plan to invest in content marketing to educate potential clients about the importance and benefits of life event predictions.

InterGen Data currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in InterGen Data, Inc. speculative or risky:**

    1. Data Privacy and Security Concerns: Data Privacy and Security is primarily driven by regulatory scrutiny, consumer trust issues, and various cyber threats. Governments globally are tightening regulations on personal data management, with frameworks like the GDPR in Europe and CCPA in the United States imposing stringent requirements. Non-compliance can result in substantial fines and legal repercussions. Additionally, mishandling or misuse of personal data can severely damage consumer trust, leading to customer attrition and revenue loss. Despite robust security measures, data breaches remain a threat, potentially exposing sensitive information and causing identity theft, financial fraud, and other damages. Such incidents can severely impact a company's reputation and financial stability. Moreover, the sophistication of cyber threats continues to rise, making companies with large data volumes prime targets for ransomware, phishing, and malware attacks. Insider threats also pose a considerable risk, as employees or contractors with access to sensitive information may misuse or disclose it, intentionally or unintentionally. These threats are particularly challenging to detect and mitigate due to insiders' knowledge of company systems and procedures. Finally, vulnerabilities in IT infrastructure, such as outdated software, unpatched systems, or poorly configured cloud services, can create opportunities for cyber attacks and data breaches. Regular security assessments and proactive measures are essential to identify and address these weaknesses, ensuring robust protection against evolving threats.
    2. Accuracy of Predictive Models: The accuracy of predictive models can be influenced by various factors. Data quality and bias play a crucial role; models trained on incomplete, outdated, or biased data can produce inaccurate predictions. For instance, if the training data predominantly represents a specific demographic or socioeconomic group, the resulting models may not generalize well to other populations, leading to biased outcomes. Additionally, algorithmic bias can emerge even with comprehensive and unbiased data. Algorithms trained on historical data reflecting societal biases, or those that inadvertently amplify certain biases, can produce unfair or discriminatory outcomes, undermining company credibility and raising ethical and regulatory concerns. Moreover, model complexity and interpretability present challenges. As models become more intricate, understanding

their decision-making processes becomes harder, reducing transparency and trust among users and stakeholders. Complex models are also prone to overfitting, where they perform well on training data but fail to generalize to new data, resulting in inaccurate real-world predictions. External factors and unforeseen events, such as economic downturns, natural disasters, or shifts in consumer behavior, can also impact model accuracy, making predictions obsolete or unreliable. Continuous monitoring and updating of models are necessary to adapt to changing conditions and mitigate prediction errors. Lastly, regulatory compliance is critical, as inaccurate predictions can lead to legal issues, particularly in sectors where predictive analytics affect individuals' rights or access to resources. Companies must navigate regulatory scrutiny and potential legal actions resulting from adverse outcomes, such as discriminatory pricing or service denials. Adhering to regulations governing predictive analytics, including transparency and fairness standards, is essential to mitigate legal and reputational risks.

3. Unexpected Events and Black Swans: Predictive analytics carry risks, particularly due to unexpected events and black swans. These rare, unforeseen events deviate from historical data patterns, leading to outcomes that can undermine the reliability of a company's predictions. Predictive models, which typically rely on historical data to identify patterns and forecast future events, may struggle to account for rare or unprecedented occurrences not captured in the data. This limitation results in inaccurate predictions. Additionally, certain events such as economic downturns, natural disasters, or geopolitical crises can cause fundamental changes in data patterns, known as regime shifts or structural breaks. These changes invalidate the assumptions underlying predictive models, which may fail to adapt, rendering predictions unreliable in evolving circumstances. Furthermore, black swan events, characterized by their extreme rarity, unpredictability, and significant impact, pose a tail risk. Despite their low probability according to historical data, their occurrence can have catastrophic consequences for a company's predictions and operations. Predictive models that emphasize the central tendency of data may overlook or underestimate the severity of rare events, leaving the company vulnerable to unexpected outcomes. The reliance on assumptions about relationships between variables and the stability of data patterns also makes predictive analytics sensitive to disruptions caused by black swan events. Assumptions of linearity or normality can break down during extreme events, leading to inaccurate predictions or model failures. To mitigate these risks, companies can adopt strategies to enhance the robustness of their predictive models and business operations. This includes scenario analysis, stress testing, and risk management techniques to assess the potential impact of extreme events and develop contingency plans. Additionally, diversifying data sources, incorporating qualitative insights, and maintaining flexibility in model design can improve the resilience of predictive analytics systems to unexpected events.

4. Ethical Considerations: Privacy and consent are major concerns, as users may be unaware of how their data is being utilized or may not have explicitly consented to its use for predicting life events and expenses. Ensuring transparent communication and obtaining informed consent are essential to uphold users' privacy rights and maintain trust. Additionally, the risk of perpetuating or amplifying existing biases and inequalities through predictive analytics is substantial. Models trained on biased data or inherently biased algorithms can produce outcomes that disproportionately disadvantage certain groups, leading to discriminatory pricing, limited access to opportunities, or denial of services. Companies must identify and mitigate these biases to ensure fairness and equity in their predictions. Accountability and transparency are crucial ethical considerations in the development, implementation, and evaluation of predictive models. Companies should be transparent about their data sources, methodologies, and assumptions to allow for scrutiny and accountability by users, regulators, and other stakeholders. This transparency fosters trust and enables users to make informed decisions regarding the reliability of the predictions provided. The potential impact of predictive analytics on individuals' lives, including their financial decisions, access to resources, and overall well-being, is profound. Companies must ensure their services empower users rather than exploit or manipulate them, providing actionable insights, support, and resources to help navigate life events. Lastly, data security and the responsible use of personal data are paramount. Implementing robust security measures to protect user privacy and prevent unauthorized access or misuse of sensitive information is critical. Failure to safeguard data can lead to breaches, identity theft, and other harmful consequences, ultimately undermining trust in the company and its services.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

InterGen Data, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   If the Maximum amount is raised for the fundraise is achieved the Company plans to use the funds as listed below. Operations would get 5% or $50,000 of the funds raised. Data Management would get 10% or $100,000 of the funds raised. Artificial Intelligence / Machine Learning would get 10% or $100,000 of the funds raised. Development would get 10% or $100,000 of the funds raised. Data Management would get 15.1% or $151,000 of the funds raised. Sales Marketing would get 15% or $150,000 of the funds raised. Ipad Application would get 25% or $250,000 of the funds raised. Human Capital would get 15% or $150,000 of the funds raised.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Operations	$0	$50,000
Data Management	$0	$151,000
Artificial Intelligence / Machine Learning	$0	$100,000
Development	$0	$100,001
Sales Marketing	$0	$150,000
Ipad Application	$9,510	$250,000
Human Capital	$0	$150,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and InterGen Data, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.63 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	17,000,000	11,000,571	Yes	Each share is entitled to one vote.
Preferred Stock	9,000,000	0	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Option Pool	As approved by the Board, will facilitate the issuance of 2,000,000 shares of Common Stock of the Company for the purpose of funding the Employee Stock Option Pool (ESOP).	2,000,000
Common Stock Options	Henry Zelikovsky, Craig Iskowitz, and Josee Deroy all have the same terms regarding their Common Stock Options: Additional purchase of 200,000 shares at 20% discount at the most current valuation	600,000
Restricted Shares Units	2% of the current fully dilluted cap table considering convertible securities and without options.	336,729

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt may convert into equity, increasing the total number of shares and diluting existing ownership. Similarly, restricted stock units (RSUs), as they vest and convert to shares, add to the total share count, leading to dilution. Stock options, when exercised, result in the issuance of new shares, further diluting existing shareholders' ownership. If these events occur your interest may be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SAFE Notes 1
Amount Outstanding:	$1,175,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE notes provide the investors the right to preferred stock of the Company upon an equity financing, as defined in the SAFE agreement. The SAFE notes are marked-to-market liabilities pursuant to Accounting Standards Codification 480, Distinguishing Liabilities from Equity. They are classified as a short-term liability in the financial statements. Their conversion into equity is subject to a $6 million valuation cap with no discount.

Creditor(s):	Third Party Lender
Amount Outstanding:	$75,000
Interest Rate:	17.5%
Maturity Date:	April 1, 2025
Other Material Terms:	In October 2023, the Company entered into a loan agreement with a third-party lender. The loan agreement provided proceeds totaling $75,000. The loan agreement requires monthly payments of $4,767 commencing November 2023 and matures April 2025. Interest on the note accrues at 17.5% per annum. The loan is guaranteed by one of the stockholders of the Company. Principal payments required in 2024 and 2025 total approximately $49,000 and $18,000, respectively.

Creditor(s):	SAFE Notes 2
Amount Outstanding:	$650,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE notes provide the investors the right to preferred stock of the Company upon an equity financing, as defined in the SAFE agreement. The SAFE notes are marked-to-market liabilities pursuant to Accounting Standards Codification 480, Distinguishing Liabilities from Equity. They are classified as a short-term liability in the financial statements. Their conversion into equity is subject to a $4 million valuation cap with no discount.

Creditor(s):	SAFE Notes 3
Amount Outstanding:	$60,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE notes provide the investors the right to preferred stock of the Company upon an equity financing, as defined in the SAFE agreement. The SAFE notes are marked-to-market liabilities pursuant to Accounting Standards Codification 480, Distinguishing Liabilities from Equity. They are classified as a short-term liability in the financial statements. Their conversion into equity is subject to a $6 million valuation cap with a 20% discount.
Creditor(s):	Convertible Promissory Notes
Amount Outstanding:	$116,521
Interest Rate:	5.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has InterGen Data, Inc. conducted within the past three years?**

Date of Offering:	2023-07-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$699,002
Use of Proceeds:	See # 28, # 18 and # 17 for vesting of restricted stock awards granted for services. No cash was received for these shares.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

InterGen Data, Inc. (the "Company") was incorporated as a Delaware corporation on December 8, 2017. The Company designs and develops artificial intelligence ("AI") solutions and machine learning algorithms for financial services firms, healthcare providers, and insurance companies that provide life event prediction and analysis to prepare their clients for impactful life events. For the current period ending July 30, 2024 the Company did not have any revenues. For 2024, the Company has just closed our newest customer (Hospital), and will start deploying phase 1 of a 5-phase project with a potential total contract value of roughly $900,000 over the next 15 months. The Company has also completed vendor management requirements for a regional insurance company for a small pilot implementation for their HR department with a total contract value of $38,400 per year and should start deployment within 45 days. The Company has a current monthly burn rate is approximately $9,500 per month. For the 6-month period ended July 1, 2024 the company issued 362,273 shares of common stock increasing the total number of authorized Common Stock shares to 11,000,571. The specific allocations are tied directly to each investment agreement and their vesting schedules over 36 months. Results of Operations: Revenue for the year ended December 31, 2023 decreased by $25,000 to $105,000, as compared to $130,000 reported for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2023 increased by $236,625 to $760,751, as compared to $524,126 reported for the year ended December 31, 2022. Interest expense for the year ended December 31, 2023 increased by $20,998 to $26,367, as compared to $5,369 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 decreased by $11,620 to a net loss of $761,202, as compared to a net loss of $772,822 reported for the year ended December 31, 2022. Liquidity & Capital Resources: On December 31, 2023, the Company had cash and cash equivalents of $372 and negative working capital of $2,531,767, as compared to cash and cash equivalents of $38,768 and negative working capital of $1,709,804 on December 31, 2022. In 2023, the Company averaged a monthly burn rate of approximately $38,000, as compared to an average monthly burn rate of approximately $26,000 in 2022. The Company issued SAFE notes to investors during 2019, 2020, 2021, 2022 and 2023 with valuation caps of either $4,000,000 or $6,000,000 in exchange for cash proceeds. The SAFE notes provide the investors the right to preferred stock of the Company upon equity financing, as defined in the agreement. The face value of the SAFE notes outstanding on December 31, 2023 and 2022 totaled $1,825,000 and $1,270,000, respectively. However, the company records the SAFE notes at their market value, and the SAFE note liability as recorded on the Company's balance sheet as of December 31, 2023 and 2022 amounted to $2,230,446 and 1,599,451, respectively. The Company has authorized 17,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2023 and 2022, the number of shares issued and outstanding totaled 10,638,298 for both years. The Company has authorized 9,000,000 shares as preferred stock. Shares of preferred stock may be issued in one or more series from time to time pursuant to a resolution approved by the Board of Directors. At December 31, 2023 and 2022, no preferred series had been adopted nor had any preferred shares been issued. From time to time, the Company advances money to certain stockholders of the Company. These advances are due on demand and do not require periodic payments or bear interest. Advances totaled approximately $13,000 and $16,700 as of December 31, 2023 and 2022, respectively. Revenues of the Company in 2023 and 2022 were primarily earned from an entity owned by an investor of the Company. Revenues earned from this related party totaled $90,000 and $120,000 for the years ended December 31, 2023 and 2022, respectively.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

InterGen Data, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Introduction Video: Hi there. I'm Robert Kirk, founder and CEO of InterGenData. Today I am excited to introduce to you our company and share why we believe InterGenData is poised to transform the future of financial planning, insurance, and healthcare through our cutting edge AI and machine learning technology. At InterGen Data, we harness the power of AI to predict life events. Our proprietary technology can forecast up to 95 different events, allowing financial advisors, insurance professionals, and healthcare providers to offer truly personalized and proactive solutions. This isn't about possibilities. It's about actualities, enabling our clients to plan with confidence and precision. Our mission is simple, yet profound. To empower individuals to live their lives without the uncertainty of financial planning for the unknown. We achieve this by transforming raw data into actionable insights, helping our partners unlock the true potential of their data to benefit their clients and themselves. Intergen data is not just about technology, it's about creating opportunities. We are committed to using AI to solve real world challenges from smarter financial tools to predictive health analytics. Our solutions are already making a difference as evidenced by our collaborations with industry leaders who have recognized the value of our proposition and predictive capabilities today. As we look to the future, we invite you to join us on this journey. We are seeking partners who share our vision and are ready to invest in a future where data driven insights lead to better outcomes for everyone. Together, we can set new benchmarks and explore new possibilities in 2024 and beyond. Thank you for considering InterGen Data as your investment opportunity. We look forward to the possibility of working together to create a groundbreaking future in predictive planning.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.intergendata.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.